RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

Third Quarter Ended September 30, 2006

Suite 1540 - 800 West Pender Street, Vancouver BC V6C 2V6
Tel: 604.623.3333 Toll free: 1.866.365.4706 Fax: 604.623.3355 E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

INTRODUCTION

This Management Discussion and Analysis (“MD&A”) dated November 9, 2006 includes financial information from, and should be read in conjunction with, the interim consolidated financial statements for the 9 months ended September 30, 2006. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2005 and the MD&A for the year ended December 31, 2005. Please refer to the cautionary notices at the end of this MD&A especially in regard to forward looking statements. Rubicon Minerals Corporation (the “Company”) reports its financial position, results of operations and cash flows in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.

Rubicon Minerals Corporation is a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits. In addition, the Company selectively invests in other mineral exploration and resource companies which the Company deems to be of merit.

The Company’s key assets are in the Red Lake gold camp, in the Province of Ontario and a number of district-scale gold exploration properties in the Province of Newfoundland and Labrador. The Company also has investments in other public companies with gold and base metal exploration properties in the States of Nevada and Alaska in the United States. The Company has a 39.6% interest in Africo Resources Ltd., a private B.C. Company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo. The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in the provinces of British Columbia, Alberta, Ontario and Quebec in Canada as well as with the SEC in the United States. The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the American Stock Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS

Re-organization

On August 8, 2006, the shareholders of the Company voted in favour of a corporate restructuring, by plan of arrangement, which will divide the Company’s existing portfolio of mineral properties into three separate public companies. Upon successful closing of the Plan, shareholders of Rubicon will receive shares of a new federally incorporated company, active in Newfoundland (Paragon Minerals Corporation), on the basis of one share of Paragon for each six shares of Rubicon held and, shares of a new federally incorporated company, active in the Democratic Republic of Congo (CopperCo), on the basis of one share of Copperco for approximately each 10.84 shares of Rubicon held. Upon completion of the plan of arrangement the non-Rubicon shareholders of Africo will transfer their shares into Copperco in return for Copperco shares, whereupon all the shares of Africo will be held by CopperCo. Copperco will then assume the name of Africo Resources Ltd. As part of Rubicon’s plan of arrangement, the directors of Africo agreed to have CopperCo seek a stock exchange listing and raise sufficient funds to commence development of the Kalukundi deposit. Rubicon’s shareholders will then hold their Africo interest directly in a public company, which, in the opinion of management, will maximize the investment’s value.

Following the corporate restructuring, Rubicon will continue to hold its Ontario properties and its investments in companies with US properties. Paragon will hold all of the Company’s Newfoundland properties. CopperCo (new Africo) will hold all of the Company’s investment in Africo Resources Ltd. and upon completion of the plan, all of the non-Rubicon shares in Africo. Pursuant to another plan of arrangement between Toquima Minerals Corporation (“Toquima”) and Carlin Gold Corporation (“Carlin”), completed on July 13, 2006 all of the Company’s shares in Toquima, which held the Company’s Nevada and Alaska properties, were transferred to Carlin in return for shares in Carlin and Constantine Metal Resources Ltd. (“Constantine”). These shares will remain in Rubicon after the restructuring.

Completion of the plan of arrangement is subject to certain closing conditions listed in the Company’s management information circular, that can be found on SEDAR, including a favourable tax ruling from the Canada Revenue Agency and a qualifying financing by Africo, Certain of these conditions were still in progress at November 9, 2006.

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

Red Lake Exploration

McFinley Property

During the third quarter, exploration on the 100% owned McFinley Property included surface trenching, mapping and channel sampling. The program was conducted in two phases. Initial trenching conducted in July was designed to follow up on the discovery of the Carbonate Altered Zone (“CARZ”) made during the 2005 winter exploration program. The initial exposure of CARZ at surface, led to continued trenching in September to further the extents of the exposed zone on surface. The Company anticipates follow up drilling to commence late in Novermber, 2006.

Other Red Lake properties

The Company spent $108,000 on exploration this quarter bringing the total year to date spent to $944,000, primarily partner funded on optioned properties.

DMC Property

Currently the property is under option to Agnico-Eagle Mines Ltd. to earn a 55% interest. No work was conducted on the Project in the third quarter of 2006.

Slate Bay Property

No work was conducted on the 100% owned Slate Bay Property in the third quarter of 2006.

Red Lake North Property

Currently the property is under option to Solitaire Minerals Corp. to earn a 55% interest. A minimum 1500 metre drill program, funded by partner Solitaire Minerals Corp., commenced late in the third quarter.. The property is located approximately 22 km northeast of Red Lake, Ontario. The property is partly underlain by sericite-schist similar to that being explored by Goldcorp Inc. and Planet Exploration Inc. on adjacent claims from which significant gold intersections have been reported.

Humlin Property

Currently the property is under option to Solitaire Minerals Corp. to earn a 55% interest. Exploration programs will include a winter 2006-2007 drill program.

Adams Lake Property

No work was conducted on the 100% owned Adams Lake Property in the third quarter of 2006.

West Red Lake Property

Redstar fulfilled it’s second year option agreement requirements on the West Red Lake Properties by making a $25,000 cash payment in total to Rubicon and to a third party and issuing 250,000 of its common shares to Rubicon in February 2006. Over the final two years of the option agreement (prior to February 28, 2008), Redstar must make additional cash payments totaling $150,000 and issue an additional $50,000 in common shares and complete $1.1 million in work expenditures to earn a 51% interest in the property. Redstar can elect to earn an additional 9% by spending an additional $3 million. Redstar is currently operating the exploration programs on the properties.

Manitou Property

No work was conducted on the 100% owned Manitou Property in the third quarter of 2006.

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

English Royalty Division (“ERD”)

During the period, Rubicon received $264,000 in option payments, in cash and shares from the ERD, incurred $31,000 in acquisition costs and $89,000 in operating costs.

Summary of proposed 12-month exploration programs (2006-mid 2007) - Ontario

Please refer to the Rubicon web site www.rubiconminerals.com for more information regarding programs which are summarized below:

•	Planned C$2.6 million of direct exploration (44% from partner contributions)

•
A total of approximately 4,500 metres of drilling, focused on the McFinley project before the end of March, 2007. Drilling will commence with approximately 1500m on the CARZ Zone and adjacent targets, part of the 100% controlled McFinley Project. The CARZ zone is a 20-30 metre thick carbonate (ankerite) replacement zone that contains numerous, banded ‘snowbank’ veins up to five metres thick and is currently being exposed and sampled on surface prior to sampling and follow up drilling. The zone was intersected in March 2005 (see news release May 4, 2005) and has returned 5.2g/t gold over 8.95 metres, 6.0 g/t Gold over 7.7 metres and 5.22 g/t Gold over 6.5 metres and has thus exhibited good widths and economically significant grades. Rubicon expects to follow up the initial program with an approximate 3,000 metre drill program by the end of March 2007. Rubicon’s objective at McFinley is to advance the project towards a new resource estimate.

•	Rubicon plans to carry approximately 1500 metres of drilling before the end of March 2007 on additional regional Red Lake properties.

•
A permissive gold bearing environment has been identified on the DMC project. In order to maintain its option, Agnico must spend $580,000 before January 20, 2008 as part of its $2.25 million earn-in to earn a 51% interest in the project. A 3,000 metre drill program is proposed for winter 2006-2007.

•
Solitaire Minerals will also fund a planned 1500 metre winter drill program on the Humlin Project, which covers the central portion of the Red Lake Greenstone Belt, and is transected by a broad ‘Mine Trend’ parallel, regional-scale, northwest-trending structural zone developed, in part, within ultramafic rocks. It thus represents a prime location for Red Lake style gold mineralization.

The above 12 month summary consists entirely of forward looking statements and should be read in conjunction with the cautionary statement, in this regard, found at the end of this MD&A.

Newfoundland Exploration

Partner funded projects in Newfoundland dominated the period with drilling programs on Golden Promise and Victoria Lake properties by Crosshair Exploration & Mining (“Crosshair”) and on the Huxter Lane Gold property (Meridian Gold). Highlights of the 3rd quarter programs are outlined below.

Golden Promise Trend Properties

Golden Promise Property

In August, Rubicon and partner Crosshair Exploration and Mining (“Crosshair”) completed a 2,415 metre diamond drill program (15 drill holes) at the Golden Promise Project located in north-central Newfoundland, 35 kilometers west of Grand Falls-Windsor. The 2006 drill program increased the extent of gold mineralization at the Jaclyn Main Zone by 100 metres to the east. Mineralization within the Jaclyn Main, which is interpreted to have a moderate easterly plunge, now extends for a 475 metre strike length and to a depth of 192 metres. The

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

zone is open to depth and along strike. All eight drill holes (1,069 metres) intersected the Jaclyn Main Zone over widths of 1.35 to 1.75 metres with visible gold recognized in all intercepts. Significant results include:

GP06-52: 3.02 g/t gold over 1.35 metres including 7.21 g/t gold over 0.55 metres;
GP06-53: 5.40 g/t gold over 1.75 metres including 16.00 g/t gold over 0.35 metres;
GP06-54: 5.35 g/t gold over 1.35 metres including 13.56 g/t gold over 0.45 metres;
GP06-55: 5.96 g/t gold over 1.40 metres including 15.00 g/t gold over 0.45 metres;
GP06-56: 12.17 g/t gold over 1.65 metres including 39.56 g/t gold over 0.50 metres;
GP06-57: 3.97 g/t gold over 1.30 metres including 17.00 g/t gold over 0.30 metres;
GP06-58: 5.75 g/t gold over 1.35 metres including 13.94 g/t gold over 0.55 metres; and
GP06-61: 9.47 g/t gold over 1.40 metres including 27.67 g/t gold over 0.45 metres.

A new zone of gold mineralization, located in the structural hangingwall of the eastern margin of the Jaclyn Main Zone, was intersected in three drill holes (GP06-52, GP06-54, and GP06-61). Significant assay results from the new zone include:

GP06-52: 93.71 g/t gold over 1.40 metres including 327.97 g/t gold over 0.40 metres;
GP06-54: 2.93 g/t gold over 0.60 metres
GP06-61: 10.37 g/t gold over 1.75 metres including 30.92 g/t gold over 0.3 metres and 17.73 g/t gold over 0.5 metres.

Seven drill holes were completed on Jaclyn North Zone (5 holes, 1040 metres) and Jaclyn South Zone (2 holes, 306 metres) during the current drilling campaign. Drilling at the Jaclyn North target (total 6 holes to date) has delineated a significant gold-bearing quartz vein system over a 150 metre strike length. Significant results from current drilling include 5.24 g/t gold over 1.70 metres (GP06-51) and 15.24 g/t gold over 0.30 metres (GP06-47) and 2.04 g/t gold over 0.5 metres (GP06-49). Drilling at the Jaclyn South target (total 4 holes to date) has intersected similar veining which, although visibly gold-bearing in two previous drill holes, returned low-grade results in the 2006 drilling.

A Phase 2, 3000-metres drilling program has been approved by Crosshair and is scheduled to start in early November.

Glenwood-Botwood Trend Properties

Huxter Lane Property

Rubicon has completed an 18-hole (2,239 metres) drill program funded by partner Meridian Gold Inc (“Meridian”, MDG-NYSE; MNG-TSX) on Rubicon’s Huxter Lane Project, located approximately 60 kilometres south of Grand Falls-Windsor, Newfoundland. The property is being explored under the terms of an option agreement between Rubicon and Meridian, whereby Meridian can earn a 55% interest by spending $1.0 million over three years.

The target is a bulk tonnage intrusive-related gold deposit. The 2006 drill program tested a significant gold-bearing porphyry system outlined by soil geochemistry, trenching and geophysics (see news release August 2, 2006) in the Mosquito Hill area. Fourteen of the eighteen drill holes targeted and intersected the shallow to moderate-dipping mineralized porphyry sill over widths of 20 to 66 metres (estimate 35-40 metres true thickness). The porphyry contains up to 15% arsenopyrite-pyrite mineralization throughout with increased mineralization and quartz-carbonate alteration along the intrusive margins. The porphyry is open along strike and at depth. Drill results include:

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

Hole #	Length (m)	Dip	Az	From (m)	To (m)	Au (g/t)	Interval (m)
HX06-01	57.00	-45	340	5.90	34.50	1.07	28.60
HX06-02	60.20	-70	340	4.60	42.35*	0.67	37.75
HX06-03	166.73	-70	340	33.15	36.15	1.05	3.00
HX06-04	62.79	-45	340	39.25	54.05	0.43	14.80
HX06-05	81.38	-45	340	28.15	70.00	0.46	41.85
HX06-06	81.08	-70	340	27.15	74.75	0.65	47.60
HX06-07	124.05	-45	340	91.40	107.30	0.42	15.90
HX06-08	133.20	-45	295	79.75	112.45	0.22	32.70
HX06-09	128.35	-90	n/a	85.50	95.50	0.73	10.00
HX06-10	157.01	-45	295	117.00	128.55	0.77	11.55
HX06-11	124.83	-70	295	96.00	115.75	0.32	19.75
HX06-12	150.57	-45	340	91.00	101.00	0.33	10.00
HX06-13	186.23	-45	340	10.00	66.00	0.66	56.00
HX06-16	163.68	-45	340	115.00	150.00	2.21	35.00
* 2.3 metres of lost core (HX06-02)

Base Metals Properties

Lake Douglas Property

In January 2006, the Company acquired the right to earn a 100% interest in the Lake Douglas property. The Company can earn a 100% interest in two property agreements (Lake Douglas West and Lake Douglas East) by making cash payments totaling to $520,000 and issuing 175,000 common shares, all over 5 years.

Prospecting and soil sampling during July resulted in the discovery of a massive sulphide occurrence in bedrock. Hand trenching exposed a 0.5 metre wide massive sulphide horizon in two pits approximately 15 metres apart. The interval contains up to 80% massive sulphide consisting of arsenopyrite, galena, pyrite, stibnite (?), sphalerite, and chalcopyrite. The massive sulphide mineralization is coincident with a well-developed lead and zinc soil anomaly which currently extends for 1200 metres and is up to 400 metres wide. To date, a variety of mineralized boulders have been documented from within the target area. These range from stockwork to massive sulphides which contain variable amounts of chalcopyrite, sphalerite, galena and pyrite. This range in composition and style of mineralization can be interpreted to suggest the presence of a zoned massive sulphide body or bodies.

Follow-up, trenching in late August and early September at the newly discovered massive sulphide occurrence exposed a mineralized zone over a strike length of approximately 60 metres. The mineralized horizon is up to 2.5 metres thick and characterized by limonitic, pyritic felsic and mafic volcanic rocks containing a polymetallic (galena-arsenopyrite-pyrite-sphalerite+/-chalcopyrite) massive sulphide horizon measuring up to 0.6 metres in thickness. The mineralized zone is open along strike in both directions. Significant assay results from channel samples across the massive sulphide horizon include:

•	1.38% lead, 0.45% zinc, and 5.2 g/t silver over 0.50 metres;
•	2.60% lead, 0.03% zinc, and 31.5 g/t silver over 0.80 metres;
•	10.80% lead, 5.80% zinc, and 106.2 g/t silver over 0.60 metres; and
•	5.40% lead, 4.40% zinc, 65.1 g/t silver, and 0.49% copper over 0.55 metres.

In addition, grab samples from the exposed massive sulphide have returned high grade assay values of 10.20% lead, 21.80 % zinc and 106.2 g/t silver, and 9.30% lead, 32.40% zinc and 99.3 g/t silver.

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

Future work on the 100%-controlled Lake Douglas project will include geological mapping and prospecting, geophysical surveys and diamond drilling.

Harpoon Property

Thirty eight (38) claims were added to the Harpoon property to cover the float, airborne conductors, max-min conductors, elevated stream sediment geochemistry and historic pyrite occurrence.

South Tally Pond Property

As part of the Altius Resources Inc (“Altius”) and Paragon Minerals Corporation (“Paragon”) financing agreement, Paragon completed the South Tally Pond Agreement with Altius. Under the terms of the agreement, which is subject to completion of the Rubicon plan of arrangement, Paragon will acquire from Altius the option to earn a 100% interest in the South Tally Pond property by issuing (i) 250,000 Paragon common shares immediately after the Effective Date of the Arrangement (ii) 250,000 Paragon common shares on or before the 1st anniversary of the Effective Date and (iii) 500,000 Paragon common shares on or before the 8th anniversary date of the Effective Date or upon completion of a feasibility study on the property. The property covers extensive alteration and mineralized zones in rocks correlative with the Duck Pond deposit being brought into production by Aur Resources.

Victoria Lake Property

A 1650-metre drill program funded by Crosshair on the Victoria Lake Property began on September 18. The drill program was designed to test anomalous geochemical and geophysical (gravity, IP, EM) anomalies that indicate high potential for massive sulphide mineralization. Results are pending.

Summary of proposed 12-month exploration programs (2006-mid 2007) - Newfoundland

Assuming completion of the plan of arrangement, Paragon will focus on advancing its key base and precious metal properties in central Newfoundland. Additional details on the projects can be found on the revised Rubicon website.

•	$3.5 million of direct exploration planned over the next 12 months (approximately 45% partner-funded)
An estimated 12,500 metres of diamond drilling on 6 to 7 projects.

•	Exploration work on the Lake Douglas Project will continue with drilling planned in late Fall 2006. The Company can earn a 100% interest in the project by making cash and share payments to the vendor.

•	Approximately 4000 metres of drilling is planned for 100% owned JBP Linear property by the end of April 2007.

•
Partner Meridian Gold will fund a minimum 2000 metre drill program in late summer/early fall 2006 on the Huxter Lane Project which is located approximately 90km southwest of Gander Newfoundland. Drilling will target the Mosquito Hill area where channel samples assayed up to 6.87 g/t Au over 2.6 m, 6.08 g/t Au over 2.9 m and 4.19 g/t Au over 3.2 m.

•
Partner Crosshair Exploration & Mining is also funding a 1600 metre drill program in late summer, early fall on the Victoria Lake option. The property covers prospective volcanic rocks of the Tulks Belt within geology that is interpreted to be similar to that described from the Messina Minerals Boomerang Prospect. The program will focus on coincident geochemical and geophysical anomalies that are prospective for base metal massive sulphide mineralization

•
Paragon and Altius have agreed to general terms that will allow Paragon to earn a 100% interest in the highly prospective South Tally Pond property, which covers extensive alteration and mineralized zones in rocks correlative with the Duck Pond deposit being brought into production by Aur Resources. Work on the

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

South Tally Pond Property in the near term will include drill core re-logging and geological mapping during the fall of 2006.

The above 12 month summary consists entirely of forward looking statements and should be read in conjunction with the cautionary statement, in this regard, found at the end of this MD&A.

Investments

Investment in Africo Resources Ltd. (see page 1 - Re-organization)

Africo Resources Ltd. (“Africo”) is a private B.C. company that controls an option to acquire a 75% interest in a copper-cobalt resource located in the Democratic Republic of Congo (the Kalukundi deposit). The Company accounts for this investment on an equity basis.

During the second quarter, Rubicon made a further share purchase of Africo shares for $375 thousand to bring its ownership in Africo to 7.7 million shares or 39.6% with an average investment cost per share of $0.95.

Feasibility study

In May 2006, Africo released the results of an independently prepared bankable feasibility study on the Kalukundi deposit. Additional information is contained in Rubicon’s news release of May 23, 2006 and the 43-101 compliant technical report prepared by independent consultant RSG Global Pty. Ltd. Both are available on SEDAR at www.sedar.com.

Highlights of study

The feasibility base case shows a project NPV of US$162.9 million and an after tax IRR of 28.5% for the full project based on current reserves. Africo’s share would be US$102.7 million. Calculations were based on a production rate of 800,000 tonnes per year for nominal annual production of 16,400 tonnes per year copper and 3,800 tonnes per year cobalt, using long-term metal prices of copper at $1.25 per pound and cobalt at $12 per pound. These calculations excluded the 43-101 compliant resource amounts listed below. The project consultant stated there is a great deal of potential to further improve the economics of the project by seeking to elevate the status of these resources to the reserve category through further drilling.

The independent feasibility study, dated May 15th, 2006, was prepared for Africo, on behalf of Swanmines, (the property owner), by MDM Engineering Ltd. of South Africa and included the following additional independent consultants:

•	Mintek (Metallurgy)
•	RSG Global Pty. Ltd. (Resource and Mining)
•	MDM (Plant and Process)
•	Knight Piésold (Pty.) Limited (Geotechnical)
•	Golders Associates Africa (Pty.) Ltd. (Tailings)
•	African Mining Consultants (AMC) Ltd. (Environmental)

The following summarizes the key assumptions and results of the study:

•	Initial Life of Mine - 10 years
•	Capital costs - $166.6 million
•	Pre-stripping costs - $6.9 million
•	IRR - 28.5%
•	Project NPV - $162.9 million
•	Profit Margin - 54.4%
•	Copper revenue at $1.25 per pound - $452.7 million
•	Cobalt revenue at $12 per pound - $1,018.1 million
•	Cash per pound copper on a co-product basis - $0.64
•	Cash cost per pound copper net of cobalt by-product credit - minus $1.17
•	Total copper production - 164,296 tonnes
•	Total cobalt production - 38,485 tonnes
•	With copper revenue based on modeled copper price, cobalt price can decrease by 83% before break-even operating cost is reached.
•	Recoveries to metal (SX-EW) - 88% Copper 71% Cobalt
•	Mine operating costs per tonne of ore mined - $56.02 (Mining, Plant and G&A)
•	Anticipated start up Q1 2008.

The 43-101 compliant mineral reserves at Kalukundi as of May 15, 2006 are as follows:

Classification	Tonnes	Copper Grade %	Copper Tonnes	Cobalt Grade %	Cobalt Tonnes
Proved	6.6 million	2.44	160,268	0.69	45,119
Probable	1.3 million	2.02	25,773	0.69	8,867
Total	7.8 million	2.37	186,041	0.69	53,986
Note: The mineral reserves are part of the mineral resources quoted below.

The 43-101 compliant mineral resources at Kalukundi as of March 30, 2006 are as follows:

Classification	Tonnes	Copper Grade %	Copper Tonnes	Cobalt Grade %	Cobalt Tonnes
Measured to 150 m	9.65 million	2.45	236,625	0.61	59,031
Indicated to 150 m	2.46 million	2.31	56,856	0.61	15,088
Inferred to 200 m	15.02 million	2.63	395,044	0.58	87,120
Note: The mineral resources include the above mineral reserves

U.S. readers should note that the classification terms used above, “measured, indicated, inferred and mineral resources” are not recognized by the SEC and should not be taken to imply mineable tonnages. See the last paragraph of this MD&A on page 15 for a full cautionary statement.

The results summarized herein were generated by the independent consulting firms listed above. Individual qualified persons, as defined by NI 43-101 are:

John Hearne, RSG Global, for the Mining section including Mining Opex
Julian Verbeek, RSG Global, for the Resources section
Dave Dodd, MDM Engineering Ltd., for the Metallurgy, Process Design, Capex and Process Opex sections
Kees Dekker, RSG Global for the Financial Evaluation section
Mike Evans, Africo Resources Ltd, for the Geology section
Angela Duerden, African Mining Consultants (AMC) Ltd. for the Environmental section

Investment in Toquima Minerals Corporation (64.2% owned subsidiary to July 13, 2006)

Toquima Share for Debt

During the quarter, Toquima’s debt to Rubicon Minerals Corporation was extinguished in exchange for 1,903,977 common shares at a deemed price of Cdn$0.35 per share for a total value of Cdn$666,392. It also settled a portion of its debt to the president of Toquima, by issuing 129,163 common shares at a deemed price of Cdn$0.35 per share for a total value of Cdn$45,207.

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

Plan of Arrangement

On July 13, 2006, Toquima closed its plan of arrangement whereby all of the Company’s shares of Toquima Minerals Inc. were acquired by Carlin Gold Corp. (“Carlin”). Consideration to Rubicon consisted of 4.3 million shares of Carlin (approximately 13% of outstanding Carlin shares after the arrangement) and 3.5 million shares (27%) of Constantine Metal Resources Ltd. (“Constantine”).

Palmer Property, Alaska

The Palmer Property was transferred to Constantine Metal Resources Corp. (24% owned by Rubicon at September 30, 2006) pursuant to the Toquima plan of arrangement. After Constantine’s successful $2.2 million IPO, Constantine has embarked on a summer and fall drill program.

Nevada properties

All Rubicon’s (Toquima’s) Nevada properties were transferred to Carlin Gold Corp. pursuant to the Toquima plan of arrangement.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond our control. Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies. Risk factors are more fully described in our Annual Information Form, on file at www.sedar.com .

Additional information on the Company, including our Annual Information Form and other public filings, are available on SEDAR at www.sedar.com

OPERATING RESULTS

9 months Ended September 30, 2006 compared to the 9 months Ended September 30, 2005

For the 9 months ended September 30, 2006, the Company incurred a net loss of $3.4 million ($0.05 per share) compared to a net loss of $1.7 million ($0.03 per share) incurred in the 9 months ended September 30, 2005, an increase in net loss of $1.7 million. The most significant factor, in this increase, was costs associated with the plan of arrangement of $749,000 net of an agreed contribution of $150,000 from Paragon Minerals Corp. Major items included legal, accounting and valuation fees of $788,000.

Significant other items making up this increase were as follows:

•
Investor relations costs were up in the current year by $58,394 due to AGM mailing and printing costs associated with the detailed disclosures required for the plan of arrangement. These increases were somewhat offset by higher costs in the prior year for colour brochure production, a retroactive pay increase, higher payments to Renmark Financial and more conference travel expenses.

•	Stock based compensation was down by $803,000 as fewer stock options were granted in the current period.
•
Transfer agents and filing fees were down by $78,000 due to prior years transfer agent costs associated with the January 2005 financing and deferral in the current year of part of AMEX, TSX and SEDAR annual fees.

•	Write off of mineral properties was higher by $74,288 due to the write-off of the Berg property in Newfoundland.
•	Interest income was up by $209,000 in the current period due to interest from funds raised in the April $10.6 million financing.
•	Gain on sales of investments was up by $138,000 due to a gain of $135,000 recorded on the disposition of the Company’s subsidiary, Toquima Minerals as discussed above.
•
Loss on equity investment was higher by $1.3 million in the current period. During the period, Africo Resources completed audited financial statements for prior years. Cumulative losses were $1.1 million higher than previously estimated resulting in an adjustment to the Company’s equity in those losses of $431,000. Changes from the previous estimates were largely due to stock compensation costs and the write-off of a mineral property unrelated to Africo’s main Kalukundi property. The balance of the increase was due mostly to current higher stock compensation costs, management and professional fees. These increases are in part due to increased administration this year to support the recently completed Kalukundi feasibility study.

•
Current income tax expense was higher by $149,000. A review of the English Royalty Division structure concluded taxable option payment receipts should be allocated to Rubicon’s subsidiary, 1304850 Ontario Inc., which does not have offsetting exploration expenditure pools.

•	Future income tax recovery decreased by $567,000 due to the smaller amount renounced to investors in the current year.

3 Months Ended September 30, 2006 compared to the 3 Months Ended September 30, 2005

For the 3 months ended September 30, 2006, the Company incurred a net loss of $1.2 million ($0.02 per share) compared to a net loss of $771,000 ($0.01 per share) incurred in the 3 months ended September 30, 2005, an increase in net loss of $445,000. As discussed above, the main factor in this increase was the plan of arrangement costs of $240,000 for the quarter.

Significant other items making up this increase were as follows:

•	Investor relations costs were up in the current quarter by $109,000 due to AGM mailing and printing costs associated with the detailed disclosures required for the plan of arrangement.
•	Professional fees were higher in the prior year’s comparative quarter by $80,000 due to legal fees associated with the Africo investment and re-organization planning and advice.
•	Interest income was up by $124,000 in the current quarter due to interest from funds raised in the April financing.
•	Gain on sales of investments was up by $155,000 due to a gain of $135,000 recorded on the disposition of the Company’s subsidiary, Toquima Minerals as previously discussed.
•	Loss on equity investment was higher by $167,000 due to continuing increased expenditures by Africo which is still in the pre-production stage.

SUMMARY OF QUARTERLY RESULTS (Based on Canadian GAAP)

Quarter	2006 Third	2006 Second	2006 First	2005 Fourth	2005 Third	2005 Second	2005 First	2004 Fourth
	$	$	$	$	$	$	$	$
Interest and miscellaneous income	130,740	114,689	19,567	26,202	6,637	14,977	34,416	32,033
Gain (loss) on sale of investments	135,929	-	99,589	(20,592)	(19,077)	-	116,434	14,747
Net loss	1,216,314	1,479,280	739,950	1,637,596	770,870	657,611	299,464	2,043,399
Basic and fully diluted net loss per share	0.02	0.02	0.01	0.03	0.01	0.01	0.005	0.03

The major factors that caused significant variations in net loss were the plan of arrangement costs in the current and prior quarter, the recording of stock-based compensation from stock options, which have a much higher charge in the period of grant, the write-down of properties based on a periodic review of such properties, gains on sales of investments and tax recoveries recorded on the renunciation of exploration expenditures to flow-through shareholders. None of these factors have identifiable trends.

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The Company had working capital of $12.6 million as at September 30, 2006 compared to $3.24 million as at December 31, 2005.

On April 12, 2006, the Company closed a brokered private placement for 7,640,560 common shares at $1.48 per share for proceeds of $10.6 million net of a 6% commission to the underwriters. Proceeds of the financing will be used to fund ongoing exploration on the Company’s Red Lake properties, costs associated with the plan of arrangement and general working capital.

In addition, during the period, the Company issued 2,128,813 common shares from the exercise of warrants and agents options for cash proceeds of $1.8 million and issued 668,628 common shares from the exercise of options for cash proceeds of $1,001,000 for total net cash proceeds of $13.3 million in the period (2005 - $7.4 million which included $6.6 million in two financings).

Other sources of funds included recovery of exploration costs from optionees of the Company’s properties and option payments - $1.7 million and the sale of junior mining stocks that the Company had received as option payments for proceeds of $436,000.

Net cash flow in the current period was an inflow of $8.9 million (including cash held in temporary investments) compared to a cash outflow of $2.5 million in the prior year’s comparative period.

The Company has sufficient funds to meet its working capital requirements and other requirements for the next 24 to 36 months.

Liquidity of Paragon Minerals Corporation

During September, Paragon completed a $4.04 million financing including 4,092,168 flow through special warrants at $0.60 per warrant and 3,179,000 non-flow-through special warrants at $0.50 per warrant. Upon completion of Rubicon’s plan of arrangement each non-flow-through warrant will convert to one Paragon Common share and one non-flow-through warrant and each flow-through special warrant will convert to one Paragon flow-through common share without warrant. Other details are included in Rubicon’s news release of September 11, 2006. Proceeds from this financing are being held in escrow and are to be released to Paragon on the effective date of the plan of arrangement. If the effective date does not occur on or before February 28, 2007, the funds will be returned to the investors.

The largest investors in this financing are Altius Resources Inc. and Sprott Asset Management Inc. Altius has subscribed for 80,000 non-flow-through special warrants and 2.5 million flow-through special warrants for a total investment of $1.9 million. Sprott Asset Management has subscribed for 800,000 non-flow-through special warrants for a total investment of $400,000.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than what is disclosed under commitments in note 11 of the interim consolidated financial statements of the Company.

TRANSACTIONS WITH RELATED PARTIES

David Reid is a director of the Company and a partner at the law firm Davis & Company. For the 9 months ended September 30, 2006, the Company recorded or accrued legal fees to Davis and Company amounting to $913,360.

Africo Resources Ltd. is an investment of the Company accounted for as an equity investment. At September 30, 2006, the Company was owed $65,000 by Africo for reimbursable administrative expenditures made on Africo’s behalf. In addition, Africo owes the Company $550,000 pursuant to convertible promissory notes that can be

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

converted, at Rubicon’s election, into Africo shares, upon completion of a qualifying financing. The conversion price is 85% of Africo’s initial financing price. Should Rubicon elect to convert, the shares received would be distributed to Rubicon’s shareholders as part of the Rubicon plan of arrangement, if received on or before the effective date of the arrangement. See note 3, “Amounts Receivable” and note 5, “Related Party Transactions”, in the interim consolidated financial statements for additional information on these transactions.

Constantine Metal Resources Ltd. is also an equity accounted investment and owed the Company $37,000 on September 30, 2006, for reimbursement of exploration expenditures.

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are described in Note 2 of the December 31, 2005 consolidated financial statements. The Company considers the following policies to be most critical in understanding its financial results:

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting policies requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on past experience, industry trends and known commitments and events. By their nature, these estimates are subject to measurement uncertainty and the effects on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Carrying value of mineral property interests

The Company has capitalized the cost of acquiring mineral property interests and on-going exploration and maintenance costs. Capitalized property costs are expensed in the period in which the Company determines that the mineral property interests have no future economic value. Capitalized property costs may also be written down if future cash flow, including potential sales proceeds and option payments, related to the property are estimated to be less than the carrying value of the property. The Company reviews the carrying value of its mineral properties periodically, and whenever events or changes in circumstances indicate the carrying value may not be recoverable, reductions in the carrying value of each property would be recorded to the extent that the carrying value of the investment exceeds the property’s estimated fair value.

Under US GAAP, all exploration costs are expensed.

Stock-based compensation

The Company has adopted the fair value based method of accounting for stock option and compensatory warrant awards granted to directors, employees and consultants. Under this method, the fair value of stock options is calculated and expensed or recorded as share issue costs at the date of grant, with the offsetting credit to contributed surplus. Employee options are expensed over the period in which related services are rendered. If the stock options are exercised, the proceeds are credited to share capital.

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options and compensatory warrants granted. This model is subject to various assumptions. The assumptions the Company makes will likely change from time to time. At the time the fair value is determined, the methodology the Company uses is based on historical information, as well as anticipated future events.

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Comprehensive Income, CICA Handbook Section 1530

Section 1530 introduces new standards for reporting and display of comprehensive income. Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

Section 1530 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain comprehensive income items. In addition, an enterprise is encouraged but not required to present reclassification adjustments, in comparative financial statements provided for earlier periods.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 - Financial Instruments - Recognition and Measurement.

The expected effect of this new accounting policy on the Company’s financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company’s business.

Equity, CICA Handbook Section 3251

Section 3251 replaces Section 3250 - Surplus. It establishes standards for the presentation of equity and changes in equity during a reporting period.

Section 3151 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company plans to adopt this standard for its fiscal year ending December 31, 2007. Financial statements of prior periods are required to be restated for certain specified adjustments. For all other items, comparative financial statements presented are not restated, but an adjustment to the opening balance of accumulated other comprehensive income may be required.

An entity adopting this Section for a fiscal year beginning before October 1, 2006 must also adopt Section 3855 - Financial Instruments - Recognition and Measurement, Section 3865 - Hedges and Section 1530 - Comprehensive Income.

The expected effect of this new accounting policy on the Company’s financial statements cannot be reasonably determined at this time but it is not expected to have a significant impact on the Company’s business.

Flow-through share renunciations, CICA Emerging Issues Committee - 146

In March of 2004, the CICA Emerging Issues Committee issued its recommendation for accounting treatment of the renunciation of flow-through shares. The recommendations were to take immediate effect and the Company adopted them at that time.

The consensus reached was that a future income tax liability should be recognized upon the renunciation of flow-through shares and shareholder equity should be reduced. In the case where a company has written-down future tax assets arising from loss carryforwards or deductible temporary differences, then those write-downs should be reversed in the amount of the future tax liability arising from the renunciation. The credit side of the entry is recorded on the income statement.

Pursuant to this new policy, the Company recorded a $477,400 (2005 - $1 million) future income tax recovery upon renouncing exploration expenditures in March of 2006.

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

OUTSTANDING SHARE DATA

As at November 9, 2006, the Company had the following common shares, stock options, warrants and agent warrants outstanding:

Common shares	76,743,525
Stock options	4,115,748
Warrants	3,076,601
Agent's options for units (1)	50,795
Warrants embedded in agent’s options (1)	25,398
Fully diluted shares outstanding	84,012,066
(1) Agents options include 1 common share and 1/2 share purchase warrant

CAUTIONARY NOTICES

The Company’s MD&A contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or developments in our industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. Forward-looking statements in this document include statements regarding: the Company’s proposed reorganization; the proposed transactions involving Africo; the Company’s expectations regarding drilling and exploration activities on properties in which the Company has an interest; the Company’s statements regarding estimates of resources on properties in which the Company has an interest; the Company’s expectations regarding the amount and adequacy of its cash reserves in future periods; and the Company’s expectations regarding the amount of expenses in future periods . There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their respective dates. Important factors that could cause actual results to differ materially from the Company’s expectations include among others, risks that legal or regulatory bodies may not accept the Company’s proposals or applications; risks that other individuals or corporations whose continued support or co-operation is required may withdraw same; risks related to fluctuations in mineral prices; uncertainties related to raising sufficient financing to fund planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Company's properties; uncertainties involved in the estimation of resources; the possibility that required permits may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the possibility that the estimated recovery rates may not be achieved; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the Company’s operations; risks of political instability in foreign countries containing the Company’s projects including the variability of foreign country ownership and mining laws; and other risks and uncertainties discussed under the heading “Risk Factors” and elsewhere in the Company’s documents filed from time to time with the Toronto Stock Exchange, Canadian, United States and other securities regulators. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

This MD&A uses the terms “inferred resources”, “indicated resources”, “measured resources”, and “mineral resources”. The Company advises readers that although these terms are recognized and required by Canadian securities regulations (under National Instrument 43-101 “Standards of Disclosure for Mineral Projects”), the US

RUBICON MINERALS CORPORATION – MD&A September 30, 2006

Securities and Exchange Commission does not recognize these terms. Readers are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, “inferred resources” have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that any part of an Indicated or Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under National Instrument 43-101. Readers are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Work on the projects described in this MD&A was carried out or reviewed under the supervision of the following Qualified Persons as defined under NI 43-101: Terry Bursey, B.Sc. Hons., P.Geol., for the Red Lake projects, David Copeland, M.Sc., P.Geol., for the Newfoundland projects.